

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Con Unerkov
Chief Executive Officer
Integrated Media Technology Ltd.
Level 7, 420 King William Street
Adelaide, SA 5000, Australia

>   **Re: Integrated Media Technology Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed December 23, 2020**
>   **File No. 333-251635**

Dear Mr. Unerkov:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing